UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69004 / February 28, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15111

_____

In the Matter of

CHINA WESEN RECYCLING	:	
TECHNOLOGY, INC.,	:	ORDER MAKING FINDINGS AND
CHOPIN VENTURE GROUP, INC.,	:	REVOKING REGISTRATION BY
COGITO MEDIA GROUP, INC.,	:	DEFAULT AS TO CROSSWAVE
CRESCENDO ACQUISITION CORP.,	:	COMMUNICATIONS, INC.
CROSSWAVE COMMUNICATIONS, INC.,	:	
CROWN INTERNATIONAL, INC., and	:	
CRYSLER CORP.	:	

_____

      The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on November 29, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Crosswave Communications, Inc. (Crosswave), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

      The Office of the Secretary and the Division of Enforcement have provided evidence that the OIP was served on Crosswave on January 28, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). An Answer was due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On February 12, 2013, Crosswave was ordered to show cause, by February 22, 2013, why the registration of its securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a), .220(f). To date, Crosswave has not filed an Answer or responded to the Order to Show Cause.

_____

[1] Crosswave is the only Respondent remaining in the proceeding. Respondents Crown International, Inc., and Crysler Corp. settled with the Commission. See China Wesen Recycling Tech., Inc., Exchange Act Release Nos. 68466, 68623 (Dec. 19, 2012, Jan. 11, 2013). The registrations of the registered securities of Respondents China Wesen Recycling Technology, Inc., Chopin Venture Group, Inc., Cogito Media Group, Inc., and Crescendo Acquisition Corp. were revoked by default. China Wesen Recycling Tech., Inc., Exchange Act Release No. 68706 (Jan. 23, 2013).

Crosswave is in default for failing to file an Answer, respond to the Order to Show Cause, or otherwise defend the proceeding. See id. Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Crosswave (Central Index Key No. 1119174) is a Japanese corporation located in Tokyo, Japan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Crosswave is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A for the period ended March 31, 2002, which reported a net loss of over $100 million for the prior year.

In addition to repeated failures to file timely periodic reports, Crosswave has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Crosswave has failed to comply with Section 13(a) of the Exchange Act and Rule 13a-1 thereunder.[2] Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the registered securities of Crosswave.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of Crosswave Communications, Inc., is hereby REVOKED.


_____
Cameron Elliot
Administrative Law Judge


---

[2] It appears that Rule 13a-13 would not apply here because Crosswave is a Japanese corporation that files its annual report on Form 20-F.